Mail Stop 4561

May 1, 2006

Michael J. Thorne
Chief Financial Officer
DynCorp International Inc.
8445 Freeport Parkway, Suite 400
Irving, Texas 75063

Re: **DynCorp International Inc.**
        Amendment No. 5 to Registration Statement on Form S-1
        Filed April 27, 2006
        File No. 333-128637

Dear Mr. Thorne:

        We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   Please revise the cover page to indicate, if true, that your shares have been approved to list on the New York Stock Exchange, not merely that you have made such application. In addition, please revise the section entitled, "Validity of the Class A Common Stock," to make clear that counsel has opined upon the validity of the common stock, not that it will provide such opinion.

Summary

2.   We have reviewed your revisions in response to comment no. 2, and we re-issue the comment, in part. In light of the fact that you have included percentage growth rates for revenues, net income and EBITDA for prior periods, please revise your disclosure

regarding your results for the most recent period to accord it comparable treatment. In addition, in response to the second part of this comment, we note that you revised your disclosure to indicate what your primary growth drivers were during these prior periods. Please include balancing disclosure regarding which of these drivers accounted for the significant decreases in revenue and net income growth for the most recent periods. This comment also applies to similar disclosure found throughout the prospectus.

Business Strategy, page 5

3.   We note your response to comment no. 4 and the revised disclosure that you anticipate your customers to shift away from cost-reimbursement to time-and-materials and fixed price contracts. Please expand your disclosure to state the basis for your anticipation that customers will shift away from cost-reimbursement to time-and-materials and fixed price contracts. In addition, please disclose that the portion of your revenues that comprise time-and-materials has increased in prior periods from 31 to 38 percent and discuss the effect this shift has had and is expected to have on your profitability and operating efficiency. This comment also applies to your disclosure on page 78.

Summary of Risk Factors, page 6

4.   We note your response to comment no. 5 and the revised disclosure that none of the net proceeds of the Offering Transactions will be used to further invest in your business. We re-issue the portion of this comment that requested you revise the prospectus throughout to disclose this, including in a separate risk factor in the risk factor section and in the Use of Proceeds section.

Sponsor, page 7

5.   We note your response to comment no. 6 that any such acquisition would not increase the risk for investors. We further note your previous disclosure that any such combination would be material. Please tell us why you believe that any such acquisition or combination would not increase the risk for investors and revise your disclosure on pages 7 and 30 accordingly. In addition, please briefly describe the nature of the confidentiality agreements that your sponsor has entered into.

Certain Relationships and Related Transactions, page 99

6.   We refer to your disclosure on page 99 that the holders of Class B interests are entitled to receive up to 7.5% of all distributions made by DIV Holding LLC after the holders of the Class A interests in DIV Holding LLC have received a return of their invested capital (of which a total of 6.4% have been issued to date), provided that the holders of the Class A interests have received an 8% per annum internal rate of return (compounded annually) on their invested capital. Please revise your disclosure to clarify what you mean by "a total of 6.4% have been issued to date."

* * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Robert Telewicz at 202-551-3438 or Cicely L. LaMothe, Accounting Branch Chief, at 202-551-3780 if you have questions regarding comments on the financial statements and related matters. Please contact Jennifer Gowetski at 202-551-3401 or me at 202-551-3694 with any other questions.

Sincerely,

Owen Pinkerton
Senior Counsel

cc: Michael R. Littenberg, Esq. (*via facsimile*)
        Schulte Roth & Zabel LLP